LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

07025712

August 2, 2007

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Press Release of August 2, 2007

- **Legacy Hotels Real Estate Investment Trust Reports Second Quarter Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: P. McMullan
Paula A. McMullan
Secretary

Enclosure

TORONTO DOMINION CENTRE
100 WELLINGTON ST. W. SUITE 2000
TORONTO, ONTARIO M5K 1H1
T 416 860 6100 F 416 860 6101

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REPORTS SECOND QUARTER RESULTS

-New tax legislation results in non-cash $35 million ($0.29 per unit) future income tax provision-

TORONTO, August 2, 2007 – Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced its financial results for the quarter and six months ended June 30, 2007. All amounts are in Canadian dollars unless otherwise indicated.

"Our second quarter results were in-line with our expectations. The particular strength experienced in the second quarter of 2006 limited second quarter growth achieved in 2007. Year-to-date operating results remain well ahead of the prior period with hotel EBITDA improving over 10%, distributable income per unit up 75% and funds from operations per unit up 25%," said Neil J. Labatte, Legacy's President and Chief Executive Officer.

Second Quarter Highlights

- On July 12, 2007, Legacy announced that it had entered into an agreement to be acquired by a group of investors including, Cadbridge Investors LP (a limited partnership formed by Cadim, a division of the Caisse de dépôt et placement du Québec, and Westmont Hospitality Group, "Cadbridge") and InnVest Real Estate Investment Trust ("InnVest") for $12.60 in cash per unit (the "Offer"). Legacy's board of trustees unanimously approved the transaction and unanimously recommends that unitholders deposit their units to the Offer.
- Second quarter comparable portfolio RevPAR[1] decreased 0.5% with a 1.1 point decline in occupancy offsetting a 0.9% improvement in average daily rate[1] ("ADR"). RevPAR for the Delta managed portfolio grew 1.4% compared to a 1.1% decline for the Fairmont managed portfolio.
- Revenues increased 2.1% driven by the addition of the Delta Bow Valley hotel.
- Hotel EBITDA[1] grew modestly to $62.2 million, benefiting from successful prior period property tax appeals approximating $2.3 million.
- Second quarter results reflect $1.7 million of legal and financial advisory costs for services relating to the Offer as well as a non-cash future income tax charge of $35.0 million as a result of tax legislation with respect to the taxation of certain listed Canadian trusts ("SIFT trusts") and partnerships.
- Diluted distributable income[1] of $0.23 per unit compares to $0.24 per unit in the prior year.
- Diluted funds from operations[1] ("FFO") of $0.32 per unit was in-line with the prior period.

[1] See Non-GAAP Financial Measures

Year-to-date Highlights

- RevPAR improved 2.7% driven by increases in ADR and occupancy of 2.0% and 0.5 point, respectively.
- Hotel EBITDA is up 10.2% to $81.9 million, benefiting from a 90 basis point margin improvement
- Diluted distributable income per unit improved 75% to $0.14 per unit. This compares to year-to-date distributions declared of $0.16 per unit.
- Diluted FFO per unit is up 25% to $0.30 per unit.
- Over 95% of Legacy's maturing convertible debentures were converted to equity during the first quarter of 2007.
- In February 2007, Legacy successfully refinanced a $115.0 million mortgage, resulting in approximately $0.5 million in annual interest savings.
- In March 2007, Legacy acquired the fee interest in the Delta Beausejour hotel.

"We are comfortable with the year-to-date growth experienced. Looking ahead, overall lodging fundamentals remain positive driven by expectations of further demand growth and limited near-term supply," continued Labatte. "Our recent announcement regarding the anticipated sale of the Trust supports the continued investment demand for high quality hotel real estate investments and buyers' expectations of future growth within the industry, and our portfolio specifically."

Legacy will host a conference call on Thursday August 2, 2007 at 11:00 a.m. Eastern Time to discuss these results. Please dial 416-641-6105 or 1-866-696-5895 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to August 9, 2007. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3230575.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until Legacy's next earnings conference call.

Legacy has published a Supplemental Information Package for the three and six months ended June 30, 2007, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units trade on the Toronto Stock Exchange under the symbol LGY.UN.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim unaudited consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim unaudited consolidated financial statements and MD&A are presented in millions of Canadian dollars unless otherwise stated. This MD&A is dated August 2, 2007.

Forward-Looking Statements

This MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 27, 2007, which can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR"), for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures, can be found under 'Non-GAAP Financial Measures'.

Additional Information

Additional information relating to the Trust can be found on SEDAR located at www.sedar.com.

Outlook

The Canadian and U.S. lodging industries are expected to show continued growth over the next several years. For 2007, industry experts in Canada and the U.S. forecast revenue per available room ("RevPAR") growth within the higher segments at approximately 3% and 7%, respectively.

Overall supply growth of luxury and first-class hotels is projected to remain low in the next two to three years. There has been new luxury supply announced in certain of Legacy's markets, notably Seattle, Vancouver, and Toronto. This supply will typically take two to four years to come to the market. Some of this planned supply may not ultimately come to market. Given the high cost of construction, new supply in the luxury sector is an indication of the perceived strength of the lodging industry over the next several years.

Incremental revenue drives substantial improvements in margins and profitability due to the industry's high operating leverage, particularly in the luxury and first-class segments. The inherent leverage in Legacy's operations resulting from an improving lodging environment should enable the Trust to deliver distributable income growth for unitholders.

Corporate Developments

On July 12, 2007, Legacy, Cadbridge Investors LP (a limited partnership formed by Cadim, a division of the Caisse de dépôt et placement du Québec, and Westmont Hospitality Group, "Cadbridge") and InnVest Real Estate Investment Trust ("InnVest") announced that they had entered into a support agreement ("Support Agreement") pursuant to which LGY Acquisition LP (a limited partnership formed by Cadbridge and InnVest, the "Offeror") has agreed to offer $12.60 in cash per unit (the "Offer") to acquire all of Legacy's outstanding units (including units issued upon the exchange of outstanding exchangeable shares or the exercise of options prior to completion of the Offer).

Following a thorough review of the Trust's strategic alternatives, and recommendation of the Special Committee, Legacy's Board of Trustees has unanimously approved the transaction and unanimously recommends that the Trust's unitholders deposit their units to the Offer. Fairmont Hotels & Resorts Inc.("FHR"), Legacy's largest unitholder representing 20.4% of the outstanding voting rights (22.1% fully diluted), has entered into a lockup agreement with the Offeror to deposit its entire ownership interest in Legacy to the Offer. A take-over bid circular, containing the terms and timing of the Offer, will be mailed to unitholders shortly, together with a Trustees' Circular. The Support Agreement allows Legacy to pay its quarterly distribution of $0.08 per unit, prorated through the closing of the transaction.

Following unitholder approval at the Annual and Special Meeting of Unitholders, Legacy converted from a close-ended fund to an open-ended fund effective June 29, 2007.

On June 22, 2007, Bill C-52, which contains legislation to tax publicly traded trusts in Canada, passed third reading in the House of Commons and is now substantively enacted. As a result, a new 31.5% tax will be applied to distributions from Canadian public trusts that meet the definition of a Specified Investment Flow-Through Entity ("SIFT"). Those trusts that do not meet the definition will be taxed at the highest federal and provincial income tax rates that are applicable to individuals. Although Legacy currently meets the SIFT definition, the new tax is not expected to apply to Legacy until 2011 as a transition period applies to publicly traded trusts that existed prior to November 1, 2006. As a result of this substantive enactment of trust taxation, Legacy recorded an additional $35.0 million future income tax expense and increased its future income tax liability in the second quarter of 2007. The future income tax adjustment represents Legacy's taxable temporary differences which are expected to reverse after 2010, tax-effected at 31.5%, which is the rate that will be applicable in 2011 under the current legislation. This is a non-cash charge to earnings relating to Legacy's share of the temporary differences between the accounting and tax basis of Legacy's assets and liabilities. The charge will have no impact on Legacy's cash flows or distributions.

Legacy's $150 million 7.75% convertible debentures matured on April 1, 2007. During the first quarter, $92.7 million of principal amount of the convertible debentures was converted into 10.6 million Legacy units at the debenture holders' option. Debentures totalling $5.9 million remained outstanding at March 31, 2007 and were repaid on April 1, 2007.

In March 2007, Legacy acquired the fee interest in the 310-room Delta Beausejour hotel in Moncton for approximately $22.0 million, including closing costs. The acquisition was financed by a $25.0 million mortgage on the property. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

In February 2007, Legacy completed a $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds were used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. Notwithstanding the interest on the incremental mortgage proceeds, this refinancing represents annual net interest savings of almost $0.5 million given the approximate 2% interest rate reduction.

Results of Operations

The following table reflects certain line items from the Statement of Operations and other significant operating statistics.

FINANCIAL HIGHLIGHTS		Three months ended June 30 (Unaudited) 2007		2006		Six months ended June 30 (Unaudited) 2007		2006
Comparable Operating Statistics[1]								
RevPAR	$	**141.05**	$	141.73	$	**122.05**	$	118.83
ADR	$	**187.72**	$	185.96	$	**176.75**	$	173.21
Occupancy		**75.1%**		76.2%		**69.1%**		68.6%
Operating Results (in millions, except per unit amounts)								
Revenues	$	**230.7**	$	225.9	$	**405.6**	$	384.8
Hotel EBITDA		**62.2**		61.1		**81.9**		74.3
Net income (loss)		**(17.3)**		13.3		**(36.6)**		(10.8)
Distributable income		**28.6**		25.7		**19.2**		8.2
Funds from operations		**38.7**		35.5		**36.8**		24.8
Diluted net income (loss) per unit	$	**(0.15)**	$	0.15	$	**(0.34)**	$	(0.13)
Diluted distributable income per unit		**0.23**		0.24		**0.14**		0.08
Diluted funds from operations ("FFO") per unit		**0.32**		0.32		**0.30**		0.24
Distributions declared per unit		**0.08**		0.08		**0.16**		0.16

1 – See Non-GAAP Financial Measures

THREE AND SIX MONTHS ENDED JUNE 30, 2007

Revenues

Second quarter revenues increased 2.1%, or $4.8 million, to $230.7 million as a result of the acquisition of the Delta Bow Valley hotel in September of 2006. Excluding this acquisition, revenues were down modestly as compared to the prior year based on lower occupancies. An active business group environment contributed to particular strength in the second quarter of 2006.

The year-to-date revenue growth of 5.4% reflects the RevPAR increase achieved of 2.7% driven by the strength in the first quarter as well as the incremental contribution from Delta Bow Valley.

Revenue by customer type. Customers are classified along two broad categories: business and leisure, and further subdivided based on whether guests are travelling individually (transient) or as part of a group.

The second quarter results included particular strength from the leisure transient customer category, both from rate and occupancy. The business transient category also saw good revenue growth as a result of rate improvement. As anticipated, the business group customer demand moderated this quarter following particular strength from this customer category in the prior period.

Revenue by geographic region. Legacy owns a portfolio of 25 hotels, 23 of which are located in 13 Canadian cities. The remaining two assets are located in the U.S., specifically, Washington, D.C. and Seattle, Washington.

2007 Regional RevPAR for comparable portfolio	Q2 Variance	YTD Variance
British Columbia	(0.3%)	+1.7%
Alberta, Saskatchewan and Manitoba	+11.2%	+11.1%
Ontario and Quebec	(3.8%)	+0.3%
Atlantic Canada	(1.8%)	+2.3%
United States (Cdn $)	(3.4%)	+0.5%

The Alberta, Saskatchewan and Manitoba region continues to generate good growth with the RevPAR increase primarily driven by rate. The balance of the portfolio saw declines in RevPAR given the particular strength of the second quarter of 2006. The modest decline in British Columbia was entirely occupancy based this quarter given lower convention activity in Vancouver as compared to the prior year. Central and eastern Canadian regions experienced a combination of rate and occupancy declines. In particular, the province of Quebec continues to struggle with lower occupancies given lower business group activity and its impact on rates achieved. Performance at the U.S. assets was impacted by the average Canadian dollar's appreciation in the second quarter. U.S. dollar RevPAR was down 2% as a result of lower occupancies.

Year-to-date, all regions showed positive RevPAR growth led by the strength of the first quarter.

Revenue by brand. Legacy owns 13 Fairmont managed assets representing approximately two-thirds of its room inventory and contributing about 75% of revenues for the Trust. Legacy also owns 12 Delta managed assets representing one-third of its room inventory and contributing about 25% of Legacy's annual revenues. The Fairmont managed assets generally consist of larger assets in larger city centre locations. The Delta managed assets primarily consist of smaller assets in smaller city centre markets.

2007 Brand RevPAR for comparable portfolio	Q2 Variance	YTD Variance
Fairmont	(1.1%)	+2.0%
Delta	+1.4%	+4.7%

For the second quarter and year-to-date periods, Legacy's Delta portfolio of managed assets benefited from the relative contribution and strength of its western portfolio, notably the Delta Bessborough in Saskatoon, which showed RevPAR growth of approximately 25% for each of the second quarter and year-to-date periods.

Operating Expenses

Second quarter operating expenses increased $6.2 million or 4.4% primarily reflecting additional costs incurred as a result of the addition of the Delta Bow Valley hotel. Same hotel operating expenses excluding this asset reflect inflationary cost increases. Year-to-date operating expenses increased $15.1 million or 5.6% as a result of the acquisition and inflationary cost increases. Gross operating profit decreased 1.8% to $82.7 million in the second quarter but remains up 4.9% to $122.8 million year-to-date. Second quarter gross operating margin of 35.8% is down 140 basis points from the prior period reflecting the lower same-store revenues achieved. Year-to-date gross operating margin is relatively unchanged at 30.3% (2006 – 30.4%).

Expenses also include base and incentive management fees, which are incurred based on the operating performance of the hotels. Total hotel management fees as a percentage of total revenues increased to 3.5% (2006 – 3.4%) and 3.3% (2006 – 3.2%) for the second quarter and year-to-date periods, respectively. The increase is a direct result of the growth in incentive fees given the improved profitability of the properties.

Second quarter property taxes, rent and insurance expense include expense reductions as a result of the successful settlement of prior period tax appeals approximating $2.3 million. Second quarter and year-to-date expenses also reflect the addition of the Delta Bow Valley hotel, as well as the savings associated with the elimination of the leasehold rent at the Delta Beausejour following the fee interest acquisition effective March 1, 2007. The annual lease rent at this hotel approximated $ 1.7 million in 2006. Costs through the balance of the portfolio were relatively unchanged.

Hotel EBITDA

Second quarter hotel EBITDA improved modestly to $62.2 million as a result of the successful property tax appeals and the Delta Bow Valley hotel addition. Excluding these amounts, hotel EBITDA declined approximately 5%. Year-to-date hotel EBITDA reflects the strength of the first quarter, increasing 10.2% to $81.9 million. Excluding the items noted above, year-to-date hotel EBITDA increased approximately 3%.

Other Items

Amortization. Second quarter and year-to-date amortization expense increased to $20.1 million and $40.2 million, respectively, reflecting the Delta Bow Valley hotel acquisition as well as regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the prior periods.

Trust Expenses. Trust expenses primarily consist of the advisory fees paid to Fairmont for operational and administrative services provided as well as employee salary and other expenses, corporate insurance, regulatory compliance costs, and professional fees. Trust expenses for the second quarter were up $0.9 million. The increase reflects $1.7 million in legal and financial advisory costs relating to the pending sale of the Trust (see Corporate Developments) which was somewhat offset by a non-recurring charge of $1.1 million included in the comparative period. Year-to-date expenses increased by $2.8 million reflecting the second quarter charge as well as

higher compensation costs accrued in the first quarter under Legacy's unit-based long-term incentive plan given the appreciation in the value of Legacy's units since year-end.

Interest Expense, Net. Net interest expense was down $3.0 million and $7.2 million for the quarter and year-to-date period. Additional interest expense incurred relating to recent acquisitions and Fairmont The Queen Elizabeth debt refinancing was offset by reduced interest charges associated with the first quarter conversions of over 95% of Legacy's convertible debentures and the settlement of the outstanding principal amount on April 1, 2007. Under the terms of the Trust Indenture, holders of debentures who elected to convert their debentures were not entitled to accrued and unpaid interest. As a result, $1.7 million in interest accrued in the fourth quarter of 2006 was reversed in the first quarter of 2007.

At June 30, 2007, Legacy's average interest rate was 7.2% (December 31, 2006 – 7.4%). Interest expense also includes amortization of convertible debenture issuance costs and debt issuance costs of $0.2 million (2006 - $1.0 million) and $1.3 million (2006 – $2.9 million) for the quarter and year-to-date periods, respectively.

Income Tax Expense (Recovery). Second quarter results include a non-cash future income tax charge of $35.0 million. The charge relates to Legacy's future income tax liabilities to be recorded as a result of tax legislation included in Bill C-52, the Budget Implementation Act, 2007 (see Corporate Developments).

Excluding this charge, the future tax expense reflects charges associated with the Trust's taxable subsidiaries which will be applied against the subsidiaries' taxable income in future years.

Non-Controlling Interest. Non-controlling interest shown on the Consolidated Statements of Operations consists of the exchangeable shares' allocation of Legacy's second quarter and year-to-date net income (loss). FHR owns all of the outstanding 4.9 million exchangeable shares (2006 – 14.7 million).

On June 30, 2006, FHR exercised its retraction right to convert two-thirds, or 9.8 million, of its exchangeable shares into units of Legacy. This non-cash transaction effectively reduced the non-controlling interest in Legacy to 4.9 million, or 4.1% of outstanding units at June 30, 2007. This change reduced the earnings allocated to non-controlling interest beginning in the third quarter of 2006.

Net Income (Loss). Lower interest expense was offset by the $35.0 million, or $0.29 per unit, non-cash future income tax charge resulting in a decline in net income for the second quarter and year-to-date periods. Net loss for the second quarter was $0.15 per diluted unit, compared to net income of $0.15 in the prior year. Year-to-date diluted net loss of $0.34 per diluted unit compares to a loss of $0.13 per unit in the prior period.

Quarterly Financial Results

Seasonality. Due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

	2007		2006				2005	
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Operating Statistics								
RevPAR	$141.05	$102.85	$110.44	$147.16	$141.73	$95.69	$109.64	$146.23
ADR	$187.72	$163.50	$168.55	$194.28	$185.96	$157.08	$164.56	$188.43
Occupancy	75.1%	62.9%	65.5%	75.8%	76.2%	60.9%	66.6%	77.6%
Operating Results (in millions)								
Total revenues	$230.7	$174.9	$208.9	$223.0	$225.9	$158.8	$198.9	$221.6
Hotel EBITDA	62.2	19.8	40.9	65.0	61.1	13.1	37.0	62.2
Net income (loss)	(17.3)	(19.3)	(2.6)	19.8	13.3	(24.1)	(5.5)	17.2
Distributable income (loss)	28.6	(9.4)	5.7	30.7	25.7	(17.6)	4.9	29.7
Funds from operations ("FFO")	38.7	(1.9)	14.8	40.3	35.5	(10.7)	12.7	37.9
Per Unit Results								
Diluted net income (loss)	(0.15)	(0.18)	(0.03)	0.20	0.15	(0.27)	(0.06)	0.19
Diluted distributable income (loss)	0.23	(0.08)	0.05	0.28	0.24	(0.17)	0.05	0.27
Diluted FFO	0.32	(0.03)	0.14	0.36	0.32	(0.10)	0.12	0.34
Distributions declared	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08

Liquidity and Capital Resources

Total liquidity including undrawn bank lines at June 30, 2007 approximated $141.3 million, compared to $144.6 million at December 31, 2006.

Operating Activities

For the three and six months ended June 30, 2007 cash generated by operating activities improved $5.5 million and $7.7 million, respectively reflecting improved earnings.

Investing Activities

Legacy invests capital in its portfolio to maintain its assets, and pursue repositioning opportunities to enhance their competitive position. These investments provide some of the highest relative investment yields and ensure that the Trust's hotels are competitively positioned within their markets. As the lodging recovery continues to accelerate, Legacy will consider profit-improving investments in its portfolio over the next several years to take advantage of market strengths and opportunities, as well as to better position its hotels against new supply and renovated competitive product.

Capital expenditures during the second quarter and year-to-date periods totalled $11.5 million and $22.9 million, respectively. Year-to-date expenditures consisted primarily of normal course maintenance capital across the portfolio along with the start of the planned renovation at the Delta Beausejour and ongoing renovations at Delta Bow Valley following their acquisition by the Trust.

Year-to-date investing activities include the acquisition of the fee interest in the Delta Beausejour for total considerations of $22.0 million. Mortgage financing on the property of $25.0 million financed this acquisition. Incremental mortgage proceeds will be used to partially fund a $6.0 million capital investment program at the hotel.

Financing Activities

Financing activities reflect the payment of the first quarter distribution in April. A second quarter distribution of $0.08 per unit (2006 - $0.08 per unit) was declared on June 19, 2007, and was paid in the third quarter of 2007.

Financing activities included the settlement at maturity of the $5.9 million in outstanding convertible debenture on April 1, 2007 along with regular mortgage principal payments

Year-to-date financing activities include the $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. Proceeds were used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. In addition, financing activities include the $25.0 million financing on the Delta Beausejour noted under Investing Activities.

Management believes that Legacy has sufficient capacity to finance all of its planned operating activities, financial obligations, capital expenditures and distributions.

Unit Information

In millions (unaudited)	June 30, 2007	December 31, 2006
Units outstanding	**116.1**	105.3
Exchangeable shares	**4.9**	4.9
	121.0	110.2
Potential issuance of units:		
Conversion of convertible debentures (conversion price $8.75)	-	11.2
Options outstanding (weighted average strike price $9.50)	**4.0**	4.3
	4.0	15.5

Non-GAAP Financial Measures

Included in this press release are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) comparable hotel statistics, (ii) hotel EBITDA, (iii) distributable income (loss), and (iv) funds from operations. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

Comparable Hotel Operating Statistics

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. RevPAR measures room revenues for comparable properties and is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the ADR charged and the average daily occupancy achieved.

RevPAR does not include revenues from food and beverage or other services provided by the hotels. Representing approximately 60% of total annual revenues, RevPAR is generally considered to be the leading indicator of operating performance at hotels. RevPAR changes driven by occupancy have different implications on overall revenues and operating income than do changes driven by ADR. Occupancy increases will generate additional incremental revenues such as food and beverage and will also result in higher room-related costs. ADR increases would not generate incremental revenue for ancillary services such as food and beverage, however, would not result in additional costs and therefore tend to have a greater impact on profitability.

For the periods presented, comparable hotel operating statistics exclude results from the Delta Bow Valley hotel since it was not part of the portfolio for the entire current and prior periods.

Hotel EBITDA

Hotel EBITDA is defined as income before interest, taxes, amortization, trust expenses and non-controlling interest. Hotel EBITDA is a commonly used measure of performance in the lodging industry, which, when considered with GAAP measures, gives management a more complete understanding of the Trust's ability to service debt, fund capital expenditures and pay cash distributions. It also facilitates comparisons between Legacy and its competitors. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps management, lenders and investors evaluate the ongoing hotel operating profitability. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

	Three months ended June 30 (unaudited)				Six months ended June 30 (unaudited)			
In millions		2007		2006		2007		2006
Hotel EBITDA	$	**62.2**	$	61.1	$	**81.9**	$	74.3
Deduct (add):								
Amortization of property and equipment		**20.1**		19.3		**40.2**		38.5
Trust expenses		**5.9**		5.0		**11.4**		8.6
Interest expense, net		**17.6**		20.6		**33.7**		40.9
Income tax expense (recovery), net		**36.6**		0.7		**34.8**		(1.1)
Net income (loss) before non-controlling interest	$	**(18.0)**	$	15.5	$	**(38.2)**	$	(12.6)
Non-controlling interest		**(0.7)**		2.2		**(1.6)**		(1.8)
Net income (loss)	$	**(17.3)**	$	13.3	$	**(36.6)**	$	(10.8)

Distributable Income

Reported distributable income is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is established by the Trust. Prior period cash receipts from FHR relating to management contracts for the two U.S. hotels was taxable and was therefore included in the calculation of distributable income. For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income under the Declaration of Trust, as distinct from reported distributable income, may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income per unit is based on the average number of units and exchangeable shares outstanding on each distribution record date during the period. This provides a better reflection

of the income distributable to unitholders at each distribution date than the weighted-average method.

Distributable income and distributable income per unit have been calculated as follows:

In millions, except per unit amounts		Three months ended June 30 (unaudited) 2007		2006		Six months ended June 30 (unaudited) 2007		2006
Net income (loss)	$	**(17.3)**	$	13.3	$	**(36.6)**	$	(10.8)
Add (deduct):								
Non-controlling interest		**(0.7)**		2.2		**(1.6)**		(1.8)
Amortization of property and equipment		**20.1**		19.3		**40.2**		38.5
Income tax expense (recovery), net		**36.6**		0.7		**34.8**		(1.1)
Cash receipt on management contract, net		**(0.1)**		(0.1)		**(0.2)**		(0.2)
Accretion of convertible debenture issuance cost		**-**		0.3		**0.2**		0.7
Capital replacement reserve		**(10.0)**		(10.0)		**(17.6)**		(17.1)
Distributable income	$	**28.6**	$	25.7	$	**19.2**	$	8.2
Basic units outstanding (millions)		**121.0**		104.1		**121.0**		104.1
Dilutive effect of convertible debentures (millions)		**-**		17.1		**-**		-
Dilutive effect of unit options (millions)		**1.2**		0.1		**0.9**		0.1
Diluted units outstanding (millions)		**122.2**		121.3		**121.9**		104.2
Diluted distributable income per unit	$	**0.23**	$	0.24	$	**0.14**	$	0.08
Distributions declared per unit	$	**0.08**	$	0.08	$	**0.08**	$	0.08

Legacy's outstanding convertible debentures matured on April 1, 2007. For the three months ended June 30, 2006, debentures convertible into 17.1 million units and the associated distributable income impact were included in the computation of diluted distributable income per unit because their effect was dilutive. For the six months ended June 30, 2006 and 2007, the convertible debentures' impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

The following table reconciles cash flows from operating activities to distributable income (loss) in accordance with Canadian Securities Administrators Staff Notice 52-306 (Revised) Non-GAAP Financial Measures. Management considers distributable cash to be equivalent to distributable income (loss). The reconciliation consists primarily of the capital replacement reserve and items which do not involve cash flow.

As noted under the 'Seasonality' section, due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. For the year ended December 31, 2006, Legacy's distributable income exceeded distributions paid over the same period. The excess was

used for corporate purposes. Year-to-date in 2007, distributable income of $19.2 million compares to distributions declared of $19.4 million.

In millions		Three months ended June 30 (unaudited) 2007		2006		Six months ended June 30 (unaudited) 2007		2006
Cash flow from operations	$	**24.3**	$	18.8	$	**26.4**	$	18.7
Add (deduct):								
Changes in non-cash operating working capital		**15.2**		18.3		**13.1**		9.5
Amortization of deferred financing costs		**(0.2)**		(1.0)		**(1.3)**		(2.9)
Cash receipt on management contract, net		**(0.1)**		(0.1)		**(0.2)**		(0.2)
Other		**(0.6)**		(0.3)		**(1.2)**		0.2
Capital replacement reserve		**(10.0)**		(10.0)		**(17.6)**		(17.1)
Distributable income (loss)	$	**28.6**	$	25.7	$	**19.2**	$	8.2
Distributions declared	$	**9.7**	$	8.3	$	**19.4**	$	16.7

Funds from Operations ("FFO")

The Real Property Association of Canada ("REALpac"), defines FFO as net income (loss), excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income (loss) per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, management believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by REALpac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, REALpac adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

In millions, except per unit amounts	Three months ended June 30 (unaudited) 2007	2006	Six months ended June 30 (unaudited) 2007	2006
Net income (loss)	$ **(17.3)**	$ 13.3	$ **(36.6)**	$ (10.8)
Add (deduct):				
Non-controlling interest	**(0.7)**	2.2	**(1.6)**	(1.8)
Amortization of property and equipment	**20.1**	19.3	**40.2**	38.5
Future income tax expense (recovery)	**36.6**	0.7	**34.8**	(1.1)
FFO	$ **38.7**	$ 35.5	$ **36.8**	$ 24.8
Diluted units outstanding (millions)	**122.2**	121.3	**117.9**	104.2
Diluted FFO per unit	$ **0.32**	$ 0.32	$ **0.30**	$ 0.24

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in millions of Canadian dollars)

	June 30, 2007 (Unaudited)	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 17.0	$ 12.3
Restricted cash (note 3)	8.3	7.5
Accounts receivable	65.4	55.6
Inventory	5.8	5.7
Prepaid expenses	16.3	4.9
	112.8	86.0
Property and equipment	1,715.7	1,734.9
Other assets (note 2)	4.0	13.3
Future income taxes (note 2)	12.9	13.6
Goodwill	35.4	35.4
	$ 1,880.8	$ 1,883.2
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 105.6	$ 94.7
Accrued distributions and dividends	9.6	-
Current portion of long-term debt (notes 2 and 5)	32.6	109.4
Convertible debentures (note 6)	-	98.6
	147.8	302.7
Long-term debt (notes 2, 5 and 10)	880.3	784.7
Other liabilities	26.9	30.8
Future income taxes (note 2)	66.8	31.4
	1,121.8	1,149.6
NON-CONTROLLING INTEREST	30.8	33.2
UNITHOLDERS' EQUITY	728.2	700.4
	$ 1,880.8	$ 1,883.2

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in millions of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Revenues				
Room	$ 141.6	$ 138.5	$ 244.0	$ 231.0
Food and beverage	76.7	76.1	138.9	132.6
Other	12.4	11.3	22.7	21.2
	230.7	225.9	405.6	384.8
Operating expenses	148.0	141.8	282.8	267.7
Gross operating profit	82.7	84.1	122.8	117.1
Hotel management fees	8.1	7.6	13.3	12.5
Property taxes, rent and insurance	12.4	15.4	27.6	30.3
Operating income from hotel operations before undernoted items	62.2	61.1	81.9	74.3
Other expenses				
Amortization of property and equipment	20.1	19.3	40.2	38.5
Trust expenses (note 12)	5.9	5.0	11.4	8.6
	26.0	24.3	51.6	47.1
Income before interest expense and income tax expense and non-controlling interest	36.2	36.8	30.3	27.2
Interest expense, net (notes 2 and 6)	17.6	20.6	33.7	40.9
Income (loss) before income tax recovery and non-controlling interest	18.6	16.2	(3.4)	(13.7)
Future income tax expense (recovery) (note 2)	36.6	0.7	34.8	(1.1)
Income (loss) before non-controlling interest	(18.0)	15.5	(38.2)	(12.6)
Non-controlling interest	(0.7)	2.2	(1.6)	(1.8)
Net income (loss) for the period	$ (17.3)	$ 13.3	$ (36.6)	$ (10.8)
Basic net income (loss) per unit (note 9)	$ (0.15)	$ 0.15	$ (0.33)	$ (0.12)
Diluted net income (loss) per unit (note 9)	$ (0.15)	$ 0.15	$ (0.34)	$ (0.13)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Unitholders' Equity and Comprehensive Loss
(Stated in millions of Canadian dollars)
(Unaudited)

	Number of Units (millions)	Cumulative Capital	Contributed Surplus	Unitholder Conversion Rights on Convertible Debentures	Cumulative Net Income	Cumulative Distributions	Cumulative Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Cumulative Distributions in Excess of Comprehensive Loss	Total Unitholders' Equity	Comprehensive Loss
Unitholders' equity, December 31, 2006	105.3	$ 916.3	$ 0.3	$ 1.0	$ 204.3	$ (374.9)	$ (170.6)	$ (46.6)	$ (217.2)	$ 700.4	
Change in accounting policy for financial instruments (note 2)					1.8		1.8		1.8	1.8	
Unitholders' equity, January 1, 2007	105.3	$ 916.3	$ 0.3	$ 1.0	$ 206.1	$ (374.9)	$ (168.8)	$ (46.6)	$ (215.4)	$ 702.2	
Net loss for the period					(36.6)		(36.6)		(36.6)	(36.6)	$ (36.6)
Change in foreign currency translation								(13.2)	(13.2)	(13.2)	(13.2)
Distributions paid				-		(9.3)	(9.3)		(9.3)	(9.3)	
Distributions payable						(9.3)	(9.3)		(9.3)	(9.3)	
Unit options exercised	0.2	1.7								1.7	
Conversion of exchangeable shares	-	-								-	
Conversion of convertible debentures (note 6)	10.6	93.7		(0.9)						92.8	
Unit-based compensation			-							-	
Comprehensive loss for the period											$ (49.8)
Unitholders' equity, June 30, 2007	116.1	$ 1,011.7	$ 0.3	$ 0.1	$ 169.5	$ (393.5)	$ (224.0)	$ (59.8)	$ (283.8)	$ 728.2	
Unitholders' equity, December 31, 2005	89.4	$ 795.8	$ 0.3	$ 1.5	$ 197.9	$ (343.5)	$ (145.6)	$ (46.5)	$ (192.1)	$ 605.5	
Net loss for the period					(10.8)		(10.8)		(10.8)	(10.8)	
Change in foreign currency translation								(6.8)	(6.8)	(6.8)	
Distributions paid				-		(7.2)	(7.2)		(7.2)	(7.2)	
Distributions payable						(7.9)	(7.9)		(7.9)	(7.9)	
Unit options exercised	-	0.2								0.2	
Conversion of exchangeable shares	9.80	67.0								67.0	
Unitholders' equity, June 30, 2006	99.2	$ 863.0	$ 0.3	$ 1.5	$ 187.1	$ (358.6)	$ (171.5)	$ (53.3)	$ (224.8)	$ 640.0	

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in millions of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (17.3)	13.3	(36.6)	$ (10.8)
Items not affecting cash				
Amortization of property and equipment	20.1	19.3	40.2	38.5
Amortization of convertible debenture issuance costs and accretion to the face amount of the principal	-	0.3	0.2	0.7
Non-controlling interest	(0.7)	2.2	(1.6)	(1.8)
Future income taxes	36.6	0.8	34.8	(1.0)
Other	0.8	1.2	2.5	2.6
Changes in non-cash working capital (note 7)	(15.2)	(18.3)	(13.1)	(9.5)
	24.3	18.8	26.4	18.7
INVESTING ACTIVITIES				
Acquisition (note 10)	(0.1)	-	(22.0)	-
Additions to property and equipment	(11.5)	(8.2)	(22.9)	(17.0)
Proceeds from sale of property and equipment	-	-	0.2	-
Increase in restricted cash	(1.6)	(0.5)	(0.7)	(1.2)
Increase in other assets	(0.6)	(1.8)	(1.5)	(0.9)
	(13.8)	(10.5)	(46.9)	(19.1)
FINANCING ACTIVITIES				
Distributions	(9.3)	(7.1)	(9.3)	(7.2)
Dividends on exchangeable shares	(0.3)	(0.8)	(0.3)	(0.8)
Net proceeds from equity units	0.6	0.2	1.7	0.2
Repayment of debentures (note 6)	(5.9)	-	(5.9)	-
Net proceeds from mortgages (notes 5 and 10)	-	-	140.0	-
Repayment of mortgages (note 5)	-	-	(91.0)	-
Mortgage principal payments	(4.5)	(4.0)	(9.0)	(7.9)
Net proceeds from bank loans	-	5.0	-	5.0
Other	-	-	-	(0.1)
	(19.4)	(6.7)	26.2	(10.8)
Translation adjustments affecting cash and cash equivalents	(1.0)	(0.3)	(1.0)	(0.3)
Increase (decrease) in cash and cash equivalents during the period	(9.9)	1.3	4.7	(11.5)
Cash and cash equivalents - beginning of period	26.9	5.8	12.3	18.6
Cash and cash equivalents - end of period	$ 17.0	$ 7.1	$ 17.0	$ 7.1
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	0.1	0.4	0.2	0.8
Interest paid	17.0	22.0	33.5	37.8

(Stated in millions of Canadian dollars except per unit amounts)

1 Following unitholder approval at the Annual and Special Meeting of Unitholders, Legacy Hotels Real Estate Investment Trust ("Legacy") converted from a close-ended fund to an open-ended fund effective June 29, 2007. Legacy holds a portfolio of 25 hotels of which 23 hotels are located in 13 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who, as at June 30, 2007, own an approximate 20% interest in Legacy.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2006 audited consolidated financial statements, except as discussed below.

Future Income Taxes

On June 22, 2007, Bill C-52, which contains legislation to tax publicly traded trusts in Canada, passed third reading in the House of Commons and is now substantively enacted. As a result, a new 31.5% tax will be applied to distributions from Canadian public trusts that meet the definition of a Specified Investment Flow-Through Entity ("SIFT"). Those trusts that do not meet the definition will be taxed at the highest federal and provincial income tax rates that are applicable to individuals. Although Legacy currently meets the SIFT definition, the new tax is not expected to apply to Legacy until 2011 as a transition period applies to publicly traded trusts that existed prior to November 1, 2006. As a result of this substantive enactment of trust taxation, Legacy recorded an additional $35 future income tax expense and increased its future income tax liability in the second quarter of 2007. The future income tax adjustment represents Legacy's taxable temporary differences tax-effected at 31.5%, which is the rate that will be applicable in 2011 under the current legislation.

Financial Instruments

Effective January 1, 2007, Legacy adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, *Comprehensive Income* ; Section 1651, *Foreign Currency Translation* ; Section 3251, *Equity* ; Section 3855, *Financial Instruments - Recognition and Measurement* ; Section 3861, *Financial Instruments - Disclosure and Presentation* and Section 3865, *Hedges*. The prospective adoption of these new standards resulted in changes in the accounting and presentation for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening equity as described below. Consistent with the implementation requirements of these new standards, the comparative period has been restated to reflect changes in foreign currency translation of self-sustaining operations as other comprehensive income (loss). The principal changes due to the adoption of these accounting standards are described below.

Upon transition to the new standards on January 1, 2007, Legacy reclassified deferred financing charges net of accumulated amortization totaling $11.0, previously included in other assets on Legacy's balance sheet to net against the corresponding principal amounts of current and long-term portions of long-term debt totalling $2.6 and $8.4, respectively, in the liabilities section of the balance sheet. Amortization was recalculated for each debt instrument using the effective interest rate method from inception of the debt and an adjustment has been made to the opening cumulative net income in the amount of $1.8. As required, these standards have been applied as an adjustment to opening equity and accumulated other comprehensive income ("AOCI"). Prior period balances have not been restated.

The following table summarizes the transitional impact of adopting these standards as at January 1, 2007.

	As at December 31, 2006	Adjustment upon adoption of new standards	As at January 1, 2007
ASSETS			
Other assets			
Net deferred financing charges	$ 9.2	$ (9.2)	$ -
Other	4.1	-	4.1
	$ 13.3	$ (9.2)	$ 4.1
LIABILITIES			
Current portion of long-term debt	$ 109.4	$ (2.6)	$ 106.8
Long-term debt	$ 784.7	$ (8.4)	$ 776.3
UNITHOLDERS' EQUITY			
Cumulative net income	$ 204.3	$ 1.8	$ 206.1
Cumulative foreign currency translation adjustments name changed to:	$ (46.6)	$ 46.6	$ -
Accumulated other comprehensive loss	$ -	$ (46.6)	$ (46.6)

The following summarizes the revised CICA Handbook sections noted above.

Section 1530, Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. It includes unrealized gains and losses, such as gains and losses on foreign currency translation with respect to self-sustaining foreign operations. Comprehensive income and its components are presented in the consolidated statements of unitholders' equity and comprehensive loss

Section 3251, Equity

Section 3251 describes disclosure requirements for equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity arising from OCI. Accumulated changes in OCI are included in AOCI which are presented in the consolidated statement of unitholders' equity and comprehensive loss as a separate component of unitholders' equity.

Section 3855, Financial Instruments - Recognition and Measurement/Section 3861, Financial Instruments - Disclosure and Presentation

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and Legacy's designation of such instruments.

The standards require that all financial assets be classified either as held-for-trading, available-for-sale, held-to-maturity or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity and available-for-sale financial asse that do not have quoted market prices in an active market. Settlement date accounting continues to be used for all financial assets, except changes in fair value between the trade date and settlement date are reflected in the statement of operations for held-for-trading financial assets, while changes in fair value between trade date and settlement date are reflected in OCI for available-for-sale financial assets.

Financial liabilities can be clasified as either held-for-trading or other liabilities. After initial recognition, an entity should measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilites that are classified as held-for-trading, including derivatives, which should be measured at their fair values

Held-for-trading

Held-for-trading assets and liabilities are measured at fair value at the balance sheet date. Interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in interest income or expense. Speculative financial assets or liabilities, other than loans or receivables, and derivative instruments are accounted for as held-for-trading financial assets or liabilities unless the derivative is linked to, and must be settled with equity instruments of another entity whose fair value cannot be reliably measured. In addition, if the fair value of a non-derivative instrument is reliably measurable, Legacy may elect to designate it as held-for-trading at the time of its initial recognition. The designation for this instrument is irrevocable.

Financial liabilities designated at fair value are those non-derivative financial liabilities that Legacy elects to designate on initial recognition as instruments that it will measure at fair value through the statement of operations. These are accounted for in the same manner as held-for-trading financial assets. Legacy has not designated any non-derivative financial liabilities as fair value financial liabilities. Legacy has no held-for-trading assets or speculative assets as at June 30, 2007 and December 31, 2006.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or that are not classified as loans and receivables, held-to-maturity investments or held-for-trading. Available-for-sale financial assets are carried at fair value with unrealized gains and losses, included in OCI until realized when the cumulative gain or loss is recorded in the statement of operations. Legacy has not designated any financial assets as available-for-sale.

Held-to-maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. After initial recognition at fair value, these financial assets are measured at amortized cost.

Loans and receivables

Loans and receivables are non-derivative financial assets that are initially recognized at fair value and thereafter are accounted for at cost or amortized cost.

Other liabilities

Other liabilities are non-derivative financial liabilities that are initially recognized at fair value and thereafter are recorded at amortized cost and include all liabilities, other than derivatives or liabilities to which the fair value designation has been applied.

The following is a summary of the accounting model Legacy has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

Held-for-trading

- Cash and cash equivalents and restricted cash are classified as held-for-trading. Changes in fair value for the period are recorded in earnings as interest income.

Loans and receivables

- Accounts receivable are classified as loans and receivables.

- Amounts due from related parties are accounted for on recognition in accordance with Section 3840, *Related Party Transactions* and subsequently classified as loans and receivables.

Other liabilities

- Accrued distributions and dividends and accounts payable and accrued liabilities are accounted for as other liabilities.

- Amounts due to related parties are accounted for on recognition in accordance with Section 3840, *Related Party Transactions* and subsequently classified as other liabilities.

- Long-term debt is accounted for as other liabilities at amortized cost.

Derivatives

Derivatives are carried at fair value and are reported as assets where they have a posititve fair value and as liabilities where they have a negative fair value. The change in fair value during the period is recorded in earnings. At June 30, 2007 and December 31, 2006, there were outstanding derivatives relating to the prepayment options on Legacy's Canadian-held mortgages and a US$12.0 floating rate mortgage, to which management has attributed a nominal fair value.

Embedded derivatives

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free-standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in the statement of operations. These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations

Transaction costs

Transaction costs, debt premiums or discounts and financing costs are netted against the carrying value of the associated liability and then amortized over the expected life of the instrument using the effective interest method.

Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices. A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

Section 3865, Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accouning to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Legacy does not have any outstanding hedging contracts as at June 30, 2007 and December 31, 2006.

Foreign currency translation

Section 1651 requires gains and losses arising from the translation of the financial statements of self-sustaining foreign operations be recognized as OCI and shown in the statement of equity as AOCI. Gains or losses are realized either as a result of the disposal of a portion or all of the self-sustaining foreign operation or when the economic environment of the foreign operation is highly inflationary relative to that of the reporting enterprise. Upon realization, gains or losses should be included in the determination of net income for the current period Adoption of the new standard did not have an impact on Legacy's financial position, results of operations or cash flow.

3 Restricted cash relates to capital expenditure reserves pursuant to certain mortgage agreements

4 Legacy has a secured revolving credit facility totalling $140.0 (December 31, 2006 - $140.0) designed to provide financing for operations, acquisitions and other capital investments. This credit facility is secured by eight of Legacy's properties. As at June 30, 2007, no amount was drawn on this facility (December 31, 2006 - $nil). Letters of credit amounting to $15.7 are outstanding at June 30, 2007 (December 31, 2006 - $8.1) against this facility. This facility matures in December 2007.

5 On February 9, 2007, Legacy completed the refinancing of the $91.0 mortgage which matured and was secured by the Fairmont Queen Elizabeth. This debt was replaced with a new $115.0 floating rate mortgage maturing June 1, 2010.

6 The convertible debentures were convertible at the option of the holder on or before March 15, 2007. During the six months ended June 30, 2007, $92.7 principal amount of the 7.75% convertible debentures was converted into 10.6 million Legacy units. The convertible debentures matured on April 1, 2007 and Legacy subsequently repaid the remaining principal of $5.9 with cash on hand.

For the three and six months ended June 30, 2007, net interest expense includes $nil and $1.7 in interest recovery (June 30, 2006 - $2.9 and $5.8 interest expense) relating to the convertible debentures and $nil and $0.2 (June 30, 2006 - $0.4 and $0.7) in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. The $1.7 interest recovery occurred as a result of a reversal of the accrued interest payable as at December 31, 2006 relating to the $92.7 convertible debentures which were converted to equity during the six months ended June 30, 2007.

Included in net interest expense for the three and six months ended June 30, 2007 is $0.2 and $0.6 (June 30, 2006 - $1.1 and $2.2) in amortization of financing costs relating to other long-term debt instruments.

7 Changes in non-cash working capital

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Increase in accounts receivable	$ (18.0)	$ (17.2)	$ (10.4)	$ (15.5)
Increase in inventory	(0.3)	(0.3)	(0.2)	(0.3)
Increase in prepaid expenses	(7.8)	(8.3)	(11.4)	(12.7)
Increase in accounts payable and accrued liabilities	10.9	7.5	8.9	19.0
	$ (15.2)	$ (18.3)	$ (13.1)	$ (9.5)

8 At June 30, 2007, Legacy has reciprocal loan agreements with FHR for US$86.6 (December 31, 2006 - US$86.6). The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements. Included in accounts receivable at December 31, 2006 was $1.9 owing by FHR. This amount was paid in full to Legacy during the first quarter of 2007.

9 Basic net income (loss) per unit is based on the net income (loss) allocable to unitholders divided by the weighted average number of units outstanding during the period. Diluted net income (loss) per unit is based on the diluted net income (loss) allocable to unitholders divided by the diluted weighted average number of units and exchangeable shares outstanding during the period, as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Net income (loss) allocable to unitholders	$ (17.3)	$ 13.3	$ (36.6)	$ (10.8)
Non-controlling interest	(0.7)	2.2	(1.6)	(1.8)
Part VI.1 deduction credit adjustment for non-controlling interest	(0.1)	(0.1)	(0.2)	(0.4)
Diluted net income (loss) allocable to unitholders	$ (18.1)	$ 15.4	$ (38.4)	$ (13.0)
Basic weighted average number of units outstanding (millions)	116.1	89.4	112.1	89.4
Weighted average number of exchangeable shares outstanding (millions)	4.9	14.7	4.9	14.7
Dilutive effect of unit options (millions)	1.2	-	1.0	-
Diluted weighted average number of units (millions)	122.2	104.1	118.0	104.1

For the three months ended June 30, 2006 and for the six months ended June 30, 2007 and 2006, debentures convertible into 17.1 million units and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was anti-dilutive.

10 In February 2007, Legacy entered into a purchase and sale agreement to acquire the remaining interest of the Delta Beausejour in Moncton, New Brunswick. Legacy held the leasehold interest in the property until 2015. Effective March 1, 2007, Legacy acquired the assets and remaining interests in the property for a purchase price of $21.9, including transaction costs. At June 30, 2007, the purchase price was adjusted to $22.0 due to an increase in closing costs. The purchase was satisfied with cash on hand and proceeds from the existing credit facility. Legacy subsequently refinanced the property with a $25.0 floating rate mortgage, maturing April 1, 2010. A portion of the proceeds from the mortgage was used to repay the bank line credit facility.

The purchase price of this acquisition has been allocated to the identifiable assets acquired on the basis of their respective estimated fair value on the acquisition date as follows:

Land	$ 4.4
Building	17.6
Cash consideration	$ 22.0

11 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2007.

12 On July 12, 2007, Legacy, Cadbridge Investors LP (a limited partnership formed by Cadim, a division of the Caisse de dépôt et placement du Québec, and Westmont Hospitality Group) ("Cadbridge") and InnVest Real Estate Investment Trust ("InnVest") announced that they had entered into a support agreement pursuant to which LGY Acquisition LP (a limited partnership formed by Cadbridge and InnVest) (the "Offeror") has agreed to offer $12.60 in cash per unit (the "Offer") to acquire all of Legacy's outstanding units (including units issued upon the exchange of outstanding exchangeable shares or the exercise of options prior to completion of the Offer). Under certain circumstances, either party may terminate the support agreement. A termination of the support agreement may result in the payment by Legacy to the Offeror of a termination fee of $46 or expense reimbursements of up to $5. A termination of the support agreement may also result in the expense reimbursement by the Offeror to Legacy of up to $5.

During the six months ended June 30, 2007, Legacy incurred approximately $1.7 of legal and financial advisory costs for services relating to this transaction. This amount has been included in Trust Expenses on the Consolidated statements of operations.

END